Truth and Treason, LLC

Financial Statements

As of and for the Years Ended December 31, 2021 and 2020

Together with Independent Accountants' Review Report

Truth and Treason, LLC

Index



MELLOR & ASSOCIATES PLLC
EXPERIENCED, MULTI-TOOLED PROFESSIONALS

6589 South 1300 East, Suite 120
Murray, UT 84121
Phone: 801-750-0605
Fax: 801-326-4730

Independent Accountants' Review Report

To Management
Truth and Treason, LLC
Provo, UT

We have reviewed the accompanying financial statements of Truth and Treason, LLC, which comprise the balance sheets as of December 31, 2021 and 2020, and the related statements of income and members' equity and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountants' Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of Truth and Treason, LLC and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountants' Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Mellor and Associates PLLC

Mellor and Associates, PLLC
Draper, UT
October 12, 2022

Truth and Treason, LLC
Balance Sheets

As of December 31,

	2021	2020
Assets		
Current assets:		
Cash and cash equivalents	$ 226,954	$ 226,953
Other current assets	-	575
Total current assets	226,954	227,528
Capitalized film production costs	558,140	538,225
Total assets	$ 785,094	$ 765,753
Liabilities and Equity		
Current liabilities:		
Accounts payable	$ 33,148	$ 11,377
Current portion of long term debt	214,419	214,419
Total current liabilities	247,567	225,796
Members' equity:		
Common units: 100 units authorized and issued	-	-
Non-developmental preferred units (15 units authorized, 0.9 units issued, $250,000 par value)	225,000	225,000
Developmental preferred units (4 units authorized, 3.25 units issued, $100,000 par value)	325,000	325,000
Accumulated deficit	(12,473)	(10,043)
Total members' equity	537,527	539,957
Total liabilities and members' equity	$ 785,094	$ 765,753

See accompanying notes and independent accountants' review report.

Truth and Treason, LLC
Statements of Income and Members' Equity

For the year ended December 31,

	2021	2020
Revenues	$ -	$ -
Cost of revenues	-	-
Gross profit (loss)	-	-
Operating expenses:		
Licenses and permits	144	20
Shipping	82	-
Professional fees	1,991	73
General and administrative	214	41
Total operating expense	2,431	134
Other income (expenses)		
Interest income	1	-
Net income (loss)	$ (2,430)	$ (134)
Members' equity:		
Balance at beginning of year	$ 539,957	$ 540,091
Member contributions (distributions):		
Common units	-	-
Non-developmental preferred units	-	-
Developmental preferred units	-	-
Net Loss	(2,430)	(134)
Balance at end of year	$ 537,527	$ 539,957

Truth and Treason, LLC
Statements of Cash Flows

For the year ended December 31,

	2021	2020
Cash flows from operating activities:		
Net income (loss)	$ (2,430)	$ (134)
Decrease (increase) in:		
Other assets	575	(575)
Increase (decrease) in:		
Accounts payable	21,771	3,754
Net cash used by operating activities	19,916	3,045
Cash flow from investing activities:		
Capitalized production costs	(19,915)	(3,620)
Net cash used in investing activities	(19,915)	(3,620)
Net increase in cash	1	(575)
Cash as of beginning of year	226,953	227,528
Cash as of end of year	$ 226,954	$ 226,953

Note 1 - Organization and Nature of Operations	**Basis of Presentation** - Truth and Treason, LLC, a Utah Limited Liability Company (the Company), was formed on October 17, 2006. The Company was administratively dissolved effective January 27, 2015, and the Company was formed by filing the Certificate with the state of Utah on February 27, 2017. The Company is planning to engage in the business of the production of a four-part limited series presently entitled Truth & Conviction.
	Basis of accounting - The financial statements of the Company have been prepared on the accrual basis of accounting principles generally accepted in the United States of America.
Note 2 - Summary of Significant Accounting Policies	A summary of the significant accounting policies applied in the preparation of the accompanying financial statements is as follows:
	Estimates in Financial Statements - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts and disclosures. Actual results could differ from those estimates.
	Cash and Cash Equivalents - The Company considers all highly liquid financial instruments purchased with maturities of three months or less to be cash equivalents. The company held cash and cash equivalents of $226,954 and $226,953 As of December 31, 2021 and 2020 respectively.
	Concentrations of Credit Risk - The Company maintains cash balances at a financial institution in a checking and saving account. As of December 31, 2021 and 2020, the Company had $0 over the federally insured limit. The Company has not experienced any losses in the account and believes it is not exposed to any significant credit risk on cash.
	Income Taxes - The Company, with the consent of its members, has elected under the Internal Revenue Code to be taxed as a Partnership. In lieu of corporation income taxes, the members of a partnership are taxed on the Company's taxable income. Therefore, no provision or liability for income taxes has been included in the financial statements.
Note 3 - Capitalized film production costs	Since its inception in October 2006, the Company has been pursuing the development and production of a new four-part limited series entitled "Truth & Conviction". In this developmental process, the Company has incurred significant fees, licenses, and production expenses. As of December 31, 2021 and 2020 these developmental expenses and costs amounted to $558,140 and $538,225, respectively, and are reported in these financial statements as capitalized film production costs.
Note 4 - Related Party Notes Payable	The Company has related party promissory notes due on demand totaling $214,419 as of December 31, 2021 and 2020, respectively. The promissory notes bear an interest rate of 3% as of December 31, 2021.

Note 5 - Member Units

Non-developmental preferred units and developmental preferred units, or preferred units, are similar to common units of ownership with each unit having equal ownership, calculated by dividing the number of units owned by the total number of units outstanding. However, preferred units differ from common units in the following ways. Preferred units do not carry a right to vote or participate in any meetings of the Company, and preferred units include a right to receive distributions on a pro rata basis of initial capital contributions before payment of common unit distributions. As of December 31, 2021 and 2020 4.15 preferred units had been issued, respectively.

Common units are units of ownership in the Company with each unit having equal ownership, calculated by dividing the number of units owned by total units outstanding. As of December 31, 2021 and 2020 100 common units had been issued and were outstanding respectively.

Note 6 - Restatement of Financial Statements

The report initially issued on October 7, 2022 has had the disclosure notes adjusted to conform to the Company's tax filing status, and the dates the Company was in operation in order to match the Company's amended and restated operating agreement signed in October 2022. The units on the subsequent events were included to match this amended operating agreement.

Note 7 - Subsequent Events

Subsequent to year end the Company amended and restated the operating agreement to update the number of common and preferred units issued and outstanding, the number of common units increased from 100 units to 25,000,000 units issued, the developmental preferred units increased from 3.25 units 812,500 issued, and non-developmental preferred units increased from .9 units to 225,000 units issued.

The Company has valuated subsequent events and transactions for potential recognition or disclosure through October 12, 2022, which is the date the financial statements were available to be issued and determined there are no other events to disclose.

See accompanying notes and independent accountants' review report.